UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K/A

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number - 33-44713

A.	Full title of the plan and the address of the plan:

COMMUNITY BANCORP. AND DESIGNATED SUBSIDIARIES' RETIREMENT SAVINGS PLAN
4811 U.S. Rte. 5
P.O. Box 259
Derby, Vermont  05829

B.	Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office:

COMMUNITY BANCORP.
4811 U.S. Rte. 5
P.O. Box 259
Derby, Vermont  05829

REQUIRED INFORMATION

The Community Bancorp. and Designated Subsidiaries' Retirement Savings Plan is an ERISA plan with more than 100 participants. Required financial statements filed with this report:

Financial Report for plan year ended December 31, 2002.

Explanatory Note

This form 11-K/A is being filed for the purpose of including the Independent Auditors Report and Consent for the period ended December 31, 2001, from A.M. Peisch & Company, LLP, the Company's former independent accounting firm.

COMMUNITY BANCORP. AND DESIGNATED

SUBSIDIARIES RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

with

SUPPLEMENTARY INFORMATION

December 31, 2002 and 2001

With Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

Board of Directors

Community Bancorp. and Designated Subsidiaries Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan as of December 31, 2001 were audited by other auditors, whose report dated June 27, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan as of December 31, 2002 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine

August 13, 2003

COMMUNITY BANCORP. AND DESIGNATED

SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001

Assets

Investments, at fair value
Money market assets	$464,319	$565,286
Mutual funds	2,077,809	1,637,698
Marketable equity securities	3,247,186	2,891,977
Participant loans	149,622	173,016

Total investments	5,938,936	5,267,977

Receivables
Employer contributions	233,543	52,996
Accrued interest and dividends	2,307	2,371

Total receivables	235,850	55,367

Total assets	6,174,786	5,323,344

Liabilities

Due to broker	0	1,937

Net assets available for benefits	$6,174,786	$5,321,407

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002
Investment income
Interest and dividends	$177,290
Net depreciation in fair value of investments	(148,539)

Net investment income	28,751

Contributions
Employer	295,764
Employee	238,656

Total contributions	534,420

Total additions	563,171

Deductions from net assets attributed to:
Benefits paid to employees	156,839
Administrative expenses	20,225

Total deductions	177,064

Transfer from money purchase plan	467,272

Increase in net assets available for benefits	853,379

Net assets available for benefits

Beginning of year	5,321,407

End of year	$6,174,786

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001
1.	Description of Plan

The following description of the Community Bancorp. and Designated Subsidiaries Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Community National Bank (the Bank) who have attained age 21 and have completed one year of service. Under the provisions of the Plan, investment activity is directed by individual participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. The Bank matches employee contributions up to 5 percent of annual compensation. The Bank may also make additional discretionary contributions. Contributions are subject to certain limitations.

Administrative Expenses

All administrative expenses are paid by the Plan.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

3.	Investments

The Plan's investments are recorded at their fair values determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Investments that represent 5% or more of the Plan's net assets are as follows:

	2002	2001

Security

Community Bancorp. Common Stock	$3,247,186	$2,891,977
Banknorth Large Cap Growth Stock Fund	0	522,383
Banknorth Small/Mid Cap Core Stock Fund	0	278,498
Cash Management Fund of America	413,392	0
American Balanced Fund	430,234	0
Vanguard Total Stock Market Index Fund	943,787	0

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $148,539 as follows:

Mutual funds	$(244,646)
Community Bancorp. stock	96,107

$(148,539)

4.	Tax Status

The Plan obtained its latest determination letter dated August 23, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

5.	Transfer of Assets from Related Plan

On July 25, 2002, the Bank merged its money purchase pension plan into the Plan. Net assets transferred were $467,272.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001
6.	Plan Amendments

Effective January 1, 2002, the Plan was amended to incorporate changes in tax law as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

7.	Plan Termination

Although it has not expressed any intention to do so, Community National Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

8.	Party-in-Interest Transactions

During 2001 and through July 2002, certain Plan investments were shares of mutual funds managed by Banknorth Investment Management Group. Banknorth Investment Management Group was the trustee of the Plan during this time. In July 2002, the Plan transferred all of the Plan assets to Community Financial Services Group, the new trustee. Community Financial Services Group is an affiliate of Community National Bank, the Plan sponsor, through common ownership.

During 2002, fees paid to Banknorth Investment Management Group were $11,520 and fees paid to Community Financial Services Group were $8,705.

The Plan allows for employee contributions to be invested in common stock of the parent of the Plan sponsor, Community Bancorp. At December 31, 2002 and 2001, the Plan held 214,690 and 197,742 shares, respectively, valued at $3,247,186 and $2,891,977, respectively.

There were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Required for IRS Form 5500
EIN #01-0211807
Plan #002

December 31, 2002
	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lesser,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost (1)	Value

	Cash Management Fund of America	Money Market		$413,392
	Federated Prime Value Obligations Fund	Money Market		51
	Federated Government Obligations Fund	Money Market		50,876
*	Community Bancorp.	Common Stock		3,247,186
	American Balanced Fund	Mutual Fund		430,234
	Blackrock Core Bond Fund	Mutual Fund		253,422
	Growth Fund of America, Inc.	Mutual Fund		279,408
	Investment Company of America	Mutual Fund		44,800
	Longleaf Partners Small Cap Fund	Mutual Fund		52,726
	SEI Diversified Moderate Growth Fund	Mutual Fund		28
	Vanguard Total Stock Market Index Fund	Mutual Fund		943,787
	SEI Stable Asset Fund	Mutual Fund		177
	Euro Pacific Growth Fund	Mutual Fund		73,227
*	Participant Loans	Interest rate range
		7.13% -- 10.00%
		Various maturities		149,622

				$5,938,936
*	Indicates a party-in-interest to the Plan.
(1)	Participant directed plan, information not required.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

FINANCIAL REPORT

December 31, 2001 and 2000

C O N T E N T S

Page
INDEPENDENT AUDITOR'S REPORT	1 and 2

FINANCIAL STATEMENTS

Statement of net assets available for benefits
as of December 31, 2001 and 2000	3
Statement of changes in net assets available
for benefits for the years ended December 31, 2001 and 2000	4
Notes to financial statements	5 - 9

SUPPLEMENTAL SCHEDULES

Schedule of assets held for investment purposes at end of year	10
Schedule of reportable transactions	11
Independent Auditor's Consent	12

INDEPENDENT AUDITOR'S REPORT

Community National Bank
Community Bancorp. and
  Designated Subsidiaries
  Retirement Savings Plan
Derby, Vermont

We have audited the accompanying statement of net assets available for benefits of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan (The "Plan") as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefit of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes at end of year and (2) reportable transactions, together referred to as "supplemental information", are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/A.M. Peisch & Company, LLP

June 27, 2002
Burlington, Vermont
VT Reg. No 92-0000102
COMMUNITY BANCORP. AND DESIGNATED SUBSIDIARIES
RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
ASSETS

Investments at market value	$4,529,675	$4,010,452
Cash equivalents	565,286	97,565
Employer contribution receivable	52,996	51,065
Accrued interest receivable	914	486
Accrued dividends receivable	1,457	-0-
Participants loans	173,016	138,609

	5,323,344	4,298,177

LIABILITIES

Due to broker	(1,937)	-0-

NET ASSETS AVAILABLE FOR
BENEFITS	$5,321,407	$4,298,177

See accompanying notes.

COMMUNITY BANCORP. AND DESIGNATED SUBSIDIARIES
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2001 and 2000

	2001	2000
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
Investment income
Net realized and unrealized
appreciation in fair value
of investments	$ 560,292	$ 331,483
Interest	25,540	19,566
Dividends	127,189	107,952

	713,021	459,001

Contributions
Employer	104,298	98,959
Participants	246,586	223,314

	350,884	322,273

Total additions	1,063,905	781,274

DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:
Benefits paid to participants	26,483	309,728
Trust fees	14,192	20,526

Total deductions	40,675	330,254

Net increase	1,023,230	451,020

Net assets available for
benefits, beginning
of year	4,298,177	3,847,157

Net assets available for
benefits, end of year	$ 5,321,407	$ 4,298,177

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Plan

The following description of the Community Bancorp. and Designated Subsidiaries Retirement Savings Plan (The "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Community National Bank who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration

The Plan Administrator for Community Bancorp. and Designated Subsidiaries Retirement Savings Plan is Community National Bank. The Plan Administrator makes decisions about the operation of the Plan including selecting and reviewing the investment options available for Plan participants, reviewing applications for benefits, keeping records, preparing reports and handling any other matters concerning the Plan. The Trustee of the Plan is Banknorth Investment Management Group, formerly known as The Stratevest Group, N.A. The Trustee is appointed by Community National Bank to receive, hold, invest, administer and distribute the Plan's assets in accordance with the terms of the Plan and the directions of the Plan Administrator and participants. Hackett & Company, Inc., an employee benefit specialist, provides administrative and advisory services for the Plan Administrator.

Contributions

Beginning January 1, 1991, employees could elect to contribute to the Plan. Employees direct that their contributions be invested in one or more of the investment funds maintained by the Plan Trustee. Each eligible employee can contribute from 1 percent to 15 percent of annual compensation as Basic Contributions. All employee contributions are made on a before-tax basis. Before-tax contributions are subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Employer matches employee contributions to the Plan in an amount determined by resolution of the Community National Bank (The "Bank") on an annual basis up to a maximum of 5 percent of compensation. In addition, the employer can also make a profit-sharing contribution in an amount as determined by resolution of the Bank. Any profit sharing contribution is allocated to employees based on compensation.

Note 1.  Description of Plan (Continued)

Participant accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are at all times fully vested in their participant accounts with respect to their contributions. An employee who terminates employment for reasons other than death, disability, or retirement is vested in the employer's contribution portion based upon total number of years of service. Participants first become vested in their employer accounts after three years of service, at which point they are 20 percent vested. The percentage vested increases 20 percent per year each year through the next four years of service, at which point, the participant becomes fully vested. The forfeitable part shall be used to reduce future Employer contributions. Upon normal retirement age, 65 years, death or disability, a participant becomes fully vested. Participants become eligible for early retirement at the latter of age 55 or the completion of 7 years of service.

Investment options

Upon enrollment in the plan, a participant may direct employee contributions in 5 percent increments in any of nine investment options.

Participants may change their investment options quarterly.

Payment of benefits

Participants are entitled to a distribution when they reach age 65, retire, die, become disabled or terminate employment. Upon termination, participants may elect to remain in the Plan until they are eligible for benefits if their balance is over $5,000.

Participant loans

Employee contributions may be withdrawn (loans due from participants) by a participant in accordance with rules set in the Plan Document. Effective January 1, 1991, the Plan allows participants to borrow funds from their account if they have one complete year of participation. All loans require approval by the Plan Administrator. The amount of the loan shall not exceed one-half of their vested account reduced by their highest outstanding loan balance during the preceding 12 months, and in no event be greater than $50,000. There is no minimum loan amount, and no more than two loans may be outstanding at any one time. All loan repayments will be through payroll deductions. The term of the loan will be no greater than five years. Interest

Note 1.  Description of Plan (Continued)

is set by the Plan Administrator using a composite of what area financial institutions would lend under similar circumstances and for similar purposes. Amounts withdrawn from the plan as loans as of December 31, 2001 and 2000 are $173,016 and $138,609, respectively.

Note 2.  Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when paid.

Note 3.  Investments

The Plan's investments are held in mutual funds and bank-administered common\collective trust funds. The following presents investments that represent five percent or more of the Plan's net assets at December 31, 2001 and 2000.
	2001		2000
	Number	Fair	Number	Fair
	of Shares	Value	of Shares	Value

Community Bancorp Stock Fund	197,742	$2,891,977	169,292	$1,862,214

Stratavest Employee Benefit
Short Term Bond Fund	-0-	-0-	17,858	$253,711

Note 3.  Investments (Continued)
	2001		2000
	Number	Fair	Number	Fair
	of Shares	Value	of Shares	Value

Stratevest Employee Benefit
Foreign Stock Fund	4,292	$244,756	5,274	$344,427

Banknorth Large Cap
Growth Stock Fund	76,149	522,383	81,097	677,158

Banknorth Small/Mid
Cap Core Stock Fund	35,843	278,498	35,112	296,694

Banknorth Large Cap
Value Stock Fund	33,581	254,881	29,343	297,533

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $560,292 and $331,483, respectively, as follows:

	2001	2000

Mutual Funds	($226,280)	($103,673)
Community Bancorp Stock	786,572	435,156

	$560,292	$331,483

Note 4.  Tax Status

Although the Plan has received a favorable determination letter dated December 7, 1992 from the Internal Revenue Service, it has not been updated for the latest plan amendments. However, the Plan Administrator and the Plan's Counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2001 and 2000.

Note 5.  Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Banknorth Investment Management Group, who is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

In 2001 and 2000, fees in the amount of $14,192 and $20,526, respectively, were charged to the participants' accounts. Any remaining administrative expenses were paid for by the Plan Sponsor.

Note 6.  Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100 percent vested in their accounts.

Note 7.  Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 and 2000 to Form 5500:

	2001	2000

Net assets available for benefits per
the financial statements	$5,321,407	$4,298,177
Market value adjustment and other
liabilities not on financials	564	3

Net assets available for
benefits per the Form 5500	$5,321,971	$4,298,180

SUPPLEMENTAL SCHEDULES
COMMUNITY BANCORP. AND DESIGNATED SUBSIDIARIES
RETIREMENT SAVINGS PLAN

SCHEDULE H 4I - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES AT END OF YEAR
December 31, 2001

(c)		(e)
		Current
Description		Market
of Investment		Value

Federated Institutional Treasury
Obligations Fund #68		$ 565,286

Banknorth Intermediate Bond Fund		$ 140,072

Banknorth Large Cap Value Stock Fund		254,881

Banknorth Large Cap Growth Stock Fund		522,383

Banknorth Small/Mid Cap Core Stock Fund		278,498

Stratevest Employee Benefit
Foreign Stock Fund		244,756

Banknorth Large Cap Core Stock Fund		197,108

		$1,637,698

(b)	(c)	(e)
	Rate of	Current
Borrower	Interest	Value

Participant loans	8.44% - 10.00%	$ 173,016

The above information has been certified by Banknorth Investment Management Group, the Trustee, as complete and accurate.

COMMUNITY BANCORP. AND DESIGNATED SUBSIDIARIES

RETIREMENT SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2001

	(b)	(c)	(d)	(f)	(g)	(h)	(i)
				Expense		Current Value
	Description	Purchase	Selling	Incurred With	Cost of	of Asset on	Net Gain
	of Assets	Price	Price	Transaction	Asset	Transaction Date	(Loss)

There were no Category (i)
Reportable Transactions
during the Year

There were no Category (ii)
Reportable Transactions
during the Year

There were no Category (iii)
Reportable Transactions
during the Year

There were no Category (iv)
Reportable Transactions
during the Year

The above information has been certified by BankNorth Investment Management Group, the Trustee, as complete and accurate.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
COMMUNITY BANCORP. AND DESIGNATED SUBSIDIARIES'
RETIREMENT SAVINGS PLAN

DATE: August 22, 2003	/s/ Stephen P. Marsh
Stephen P. Marsh, Vice President & Treasurer
Community Bancorp
(Plan Administrator)